                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                               (Amendment No. 5)(1)

                            U.S.B. Holding Co., Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902910108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1 (b)

                  [ ]      Rule 13d-1 (c)

                  [X]      Rule 13d-1 (d)




----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   -------------------                                     -----------------
   CUSIP NO. 902910108                13G                  PAGE 2 OF 5 PAGES
             ---------                                          --   --
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     1
           Kenneth J. Torsoe
--------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
     2                                                           (b)  [ ]

--------------------------------------------------------------------------------

           SEC USE ONLY
     3
--------------------------------------------------------------------------------

     4     CITIZENSHIP OR PLACE OR ORGANIZATION
           United States

--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                    5    1,611,454 shares (inclusive of 58,698 shares
                         issuable upon the exercise of vested
                         stock options) (see Item 4)
                    ------------------------------------------------------------
      NUMBER OF     6    SHARED VOTING POWER
       SHARES            None
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY           SOLE DISPOSITIVE POWER
        EACH        7    1,611,454 shares (inclusive of 58,698 shares
     REPORTING           issuable upon the exercise of vested
    PERSON WITH          stock options) (see Item 4)
                    ------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                    8    None
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9     1,611,454 shares (see Item 4)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    10     CERTAIN SHARES*                                            [ ]
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    11     9.7% (see Item 4)
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

    12     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages







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

ITEM 1(a).        NAME OF ISSUER:

                  U.S.B. Holding Co., Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  100 Dutch Hill Road, Orangeburg, NY  10962

ITEM 2(a).        NAME OF PERSON FILING:

                  Kenneth J. Torsoe

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1 First Street, Building 24A, Nanuet, NY  10954

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  902910108

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
                  13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:.

                  Not applicable.

ITEM 4.           OWNERSHIP.

         (a)      Amount Beneficially Owned:     1,611,454 shares of Common Stock

                  This amount includes: (i) 1,552,756 shares of Common Stock owned directly by Mr. Torsoe;
                  and (ii) vested director stock options to purchase 58,698 shares of Common Stock held by
                  Mr. Torsoe.

         (b)      Percent of Class:              9.7%

                  This percentage is based upon 16,591,111 shares of Common
                  Stock issued and outstanding as of December 31, 2000, plus the aggregate number of shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of vested stock options.

         (c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote: 1,611,454 shares of Common Stock


                                Page 3 of 5 Pages

                  This amount includes: (i) 1,552,756 shares of Common Stock owned directly by Mr. Torsoe;
                  and (ii) vested director stock options to purchase 58,698 shares of Common Stock held by
                  Mr. Torsoe.

         (ii)     shared power to vote or direct the vote:    None

         (iii)    sole power to dispose or to direct the
                  disposition of:                             1,611,454 shares of Common Stock

                  This amount includes: (i) 1,552,756 shares of Common Stock owned directly by Mr. Torsoe;
                  and (ii) vested director stock options to purchase 58,698 shares of Common Stock held by
                  Mr. Torsoe.

         (iv)     shared power to dispose or to direct the
                  disposition of:                             None

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE  SECURITY BEING
                  REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

                  Not applicable.


                                Page 4 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                                               /s/ KENNETH J. TORSOE
                                               ---------------------------------
                                               KENNETH J. TORSOE





                                Page 5 of 5 Pages